INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

The unaudited consolidated financial statements, and accompanying notes to the financial statements, for the period ended September 30, 2007, have not been reviewed by the Company’s auditors.

Suite 510, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A8
Telephone: 604.684.2285    Facsimile: 604.684.8887    Toll Free: 1.800.789.ATNA     email: atna@atna.com     www.atna.com

ATNA RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
	September 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,286,410	$3,534,772
Investments	10,578,795	9,982,252
Marketable securities (Note 4)	394,000	459,000
Accounts receivable	107,354	404,630
Prepaid expenses and deposits	79,881	81,611

	12,446,440	14,462,265

DEPOSITS FOR RECLAMATION (Note 5)	65,322	63,369

MINERAL PROPERTIES (Note 6)	19,189,378	18,503,743

EQUIPMENT (Note 7)	763,351	803,165

	$32,464,491	$33,832,542

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$521,780	$534,908

ASSET RETIREMENT OBLIGATION (Note 5)	247,000	247,000

	768,780	781,908

SHARE CAPITAL (Note 8)	61,126,352	60,839,308

CONTRIBUTED SURPLUS (Note 8(f))	2,260,619	1,802,449

ACCUMULATED OTHER COMPREHENSIVE LOSS (Note 3)	(97,679)	-

DEFICIT	(31,593,581)	(29,591,123)

	31,695,711	33,050,634

	$32,464,491	$33,832,542

NATURE OF OPERATIONS (Note 1)

ON BEHALF OF THE BOARD:

“William J. Coulter”                                                      “David H. Watkins”
William J. Coulter, Director                                                                           David H. Watkins, Director

See accompanying notes to the financial statements

ATNA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian dollars) (Unaudited)

	Three Months Ended			Nine Months Ended
	Sept 30, 2007		Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

EXPENSES
Investor relations	$21,689		$66,149	$230,765	$213,077
Wages and benefits	111,875		98,594	310,947	422,887
Consultants fees	-		7,265	12,962	30,825
Office and miscellaneous	38,135		8,023	134,897	86,701
Stock-based compensation expense	68,588		125,703	523,840	902,341
Legal and audit	30,589		16,748	95,287	127,018
Rent and services	14,161		10,839	48,174	51,505
Insurance	31,502		10,742	68,957	34,941
Listing and transfer agent fees	983		2,127	61,546	59,748
Amortization	30,020		33,252	86,330	84,565

	(347,542)		(379,442)	(1,573,705)	(2,013,608)

OTHER INCOME (EXPENSES)

Exploration and business development	(96,104)		(88,324)	(210,006)	(169,058)
Investment and miscellaneous income	123,758		324,937	399,257	587,741
Foreign exchange gain (loss)	(112,944)		34,997	(155,308)	(25,447)
Marketable securities, gain (loss) on sale	(11,746)		-	26,532	1,684,206
Gain on sale of resource property	21,743			21,743	-
Write down of marketable securities	-		-	-	(125,238)
Account receivable written-off	(187,778)			(187,778)	-
Resource properties written-off Note 6(a)(iii))	-		-	(323,193)	(136,015)

LOSS FOR THE PERIOD	(610,613)		(107,832)	(2,002,458)	(197,419)

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized loss on marketable securities and investments	(51,428)		-	(345,845)	-

OTHER COMPREHENSIVE LOSS FOR THE PERIOD	51,428)		107,832)	(345,845)	(197,419)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(662,041)	$		$(2,348,303)	$(197,419)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)		$(0.01)	$(0.03)	$(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	64,676,838		63,899,121	64,541,398	62,805,082

See accompanying notes to the financial statements

ATNA RESOURCES LTD.

	September 30,	December 31,
	2007	2006

CONSOLIDATED STATEMENT OF DEFICIT

(Unaudited – Prepared by Management)

Balance at Beginning of Period	$(29,591,123)	$(28,863,614)
Net Income (loss) for the period	(2,002,458)	(727,509)

Deficit, End of Period	$(31,593,581)	$(29,591,123)

CONSOLIDATED STATEMENT OF ACCUMULATED CUMULATED OTHER-COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME

(Unaudited – Prepared by Management)

Balance, Beginning of Period	$-	$-
Adjusted to opening balance-change in accounting policy (Note 3(a))	270,666	-
Unrealized loss on marketable securities and investments	(345,845)	-
Reclassification of gains on marketable securities, transferred to net income	(22,500)

Balance, End of Period	$(97,679)	$-

See accompanying notes to the financial statements

ATNA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars) (Unaudited)
	Three Months Ended		Nine Months Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Loss for the period	$(610,613)	$(107,832)	$(2,002,458)	$(197,419)
Less: non-cash items
Amortization	30,020	33,252	86,330	84,565
Marketable securities written-down	-	-	-	125,238
Gain on sales of marketablesecurities	11,746	-	(26,532)	(1,684,206)
Gain on sale of resource property	(21,743)	-	(21,743)	-
Account receivable written-off	187,778	-	187,778	-
Resource properties written-off	-	-	323,193	136,015
Stock-based compensation expense	68,588	125,703	523,840	902,341

	(334,224)	51,123	(929,592)	(633,466)
Net change in non-cash working capital items
Accounts receivable	114,998	(82,207)	109,495	(89,197)
Accounts payable	4,328	(25,408)	(13,128)	(1,177,249)
Investments	(1,280,880)	(2,144,432)	(694,222)	(3,926,602)
Prepaid expenses	(34,243)	(34,617)	1,732	(9,878)

	(1,530,021)	(2,235,541)	(1,525,715)	(5,836,392)

FINANCING ACTIVITY
Shares issued for cash, net of issue costs	-	133,702	221,375	1,499,515

INVESTING ACTIVITIES
Acquisition of resource properties	28	-	(108,214)	(12,647)
Exploration and development, net	(733,832)	(370,458)	(1,365,341)	(3,031,049)
Option payments received	-	-	77,222	28,171
Exploration recovery and operating fees	47,973	227,154	47,973	1,111,847
Purchase of equipment	-	(10,678)	(48,840)	(834,733)
Reclamation bond	139	-	(1,953)	(56,419)
Proceeds from sale of equipment	-	-	2,324	-
Proceeds from sale of resource property	361,275		361,275	-
Exercise of warrants	-	-	-	(1,692,484)
Proceeds from disposal of marketablesecurities	12,754	-	91,532	2,636,219

	(311,663)	(153,982)	(944,022)	(1,851,095)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,841,684)	(2,255,821)	(2,248,362)	(6,187,972)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,128,094	6,269,258	3,534,772	10,201,409

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,286,410	$4,013,437	$1,286,410	$4,013,437

Supplemental disclosure with respect to cash flows (Note 9)

See accompanying notes to the financial statements

ATNA RESOURCES LTD.
 NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007
(Unaudited)

1.           NATURE OF OPERATIONS

The Company is incorporated in British Columbia and involved in the acquisition, exploration and development of resource properties that are considered sites of potential economic mineralization.  Certain of the Company’s properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out.  The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon it being able to develop a commercial ore body, to finance the required exploration and development costs and to acquire environmental, regulatory, and other such permits as may be required for the successful development of the property.

2.           SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying interim consolidated financial statements for the interim periods ended September 30, 2007 and 2006, are prepared in accordance with accounting principles generally accepted in Canada and are unaudited, but in the opinion of management reflect all adjustments (generally consisting of normal recurring accruals) necessary for the fair presentation of the Company’s financial position, operations and cash flows for the periods presented.  These interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements, including the notes thereto, as at and for the years ended December 31, 2006 and 2005.

(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

3.           CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006.  This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized to cost.  Changes in fair value are to be recognized in the statements of operations and comprehensive income.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007
(Unaudited)

3.           CHANGE IN ACCOUNTING POLICIES (Continued)

(a)	Financial Instruments – Recognition and Measurement (Section 3855) (Continued)

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

(i)
Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

(ii)	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

(iii)	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

(iv)
All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in net earnings in the period they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

(i)
Marketable securities and investments are classified as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss).  At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

(ii)
The Company’s royalty agreement with Yukon Zinc Corp. is considered a derivative financial instrument under the new accounting standard and consequently is classified as held for trading and is measured at fair value.  The fair value of this financial instrument cannot be determined until the property over which the Company has a royalty had been placed into commercial production.

(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  The Company currently does not have any hedges.

 ATNA RESOURCES LTD.
 NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 For the Nine Months Ended September 30, 2007
 (Unaudited)

3.           CHANGE IN ACCOUNTING POLICIES (Continued)

(c)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and included the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

4.           MARKETABLE SECURITIES AND INVESTMENTS

At January 1, 2007, the Company held marketable securities and investments with a quoted market value of $729,666 in marketable securities and $9,982,252 in investments.  As at September 30, 2007 the quoted market value of marketable securities was $394,000 and $10,578,795 of investments.  During the period ended, the Company sold securities for proceeds of $91,532, a gain of $26,532 and recorded an unrealized loss of $345,845 in the statement of operations and comprehensive income.

5.           DEPOSITS FOR RECLAMATION

The Company has posted environmental reclamation bonds in the amount of $6,950 (US$5,300) with the Division of Environmental Protection, State of Nevada and the United States Department of the Interior to cover the estimated closure and reclamation costs of the Beowawe Property.

The Company has posted environmental reclamation bonds in the amount of $58,510 (US$50,600) with the United States Department of Agriculture, Forest Service to cover reclamation costs on the Jarbidge Properties in Nevada.

At September 30, 2007 the Company has recorded $247,000 as an estimated asset retirement obligation relating to the current amount of reclamation required based on exploration and development conducted to date at the Pinson Property.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007
(Unaudited)

6.           MINERAL PROPERTIES

During the nine months ending September 30, 2007, the Company incurred expenditures on its mineral properties as follows:

	Pinson	Jarbidge	Beowawe	Clover	US		Canada/
	NV	NV	NV	NV	Other	Chile	Yukon	Total
Balance at
December 31, 2006	$15,909,018	$1,475,413	$ 18,362	$ 34,153	$ 744,659	$ 19,385	$ 302,757	$18,503,747
Additions during the period:
Acquisition	-	-	4,971	93,392	9,851	-	-	108,214

Property and Development	10,206	75,842	40	17,615	15,839	-	5,842	125,384
Drilling	-	464,487	260,964	-	2,615	-	-	728,066
Geology	67,303	213,281	31,018	1,140	78,281	-	-	391,023
Geochemistry	-	12,643	-	-	7,633	-	-	20,276
Geophysics	-	-	-	-	745	-	-	745
Permitting	-	80,862	3,590	-	-	-	-	84,452
Exploration support	-	2,667	877	-	-	-	-	3,544
Road	-	30,219	3,371	-	-	-	-	33,590
	77,509	880,001	299,860	18,755	105,113	-	5,842	1,387,080
Additions during period	77,509	880,001	304,831	112,147	114,964	-	5,842	1,495,294

Option Payments	-	-	-	(40,859)	-	(36,363)	-	(77,222)
Cost Recoveries	(47,973)	-	-	-	(361,275)	-	-	(409,248)
Write-Offs	-	-	(323,193)	-	-	-	-	(323,193)

Balance at Sept. 30, 2007	$15,938,554	$2,355,414	$ -	$ 105,441	$ 498,348	$ (16,978)	$ 308,599	$ 19,189,378

(a)	United States

(i)          Pinson Property, Nevada

The Company entered into an Exploration Agreement (“the agreement”), effective August 12, 2004, with Pinson Mining Company (“PMC”), a controlled subsidiary of Barrick Gold Corporation.  Pursuant to the terms of the agreement, the Company completed obligations to earn a 70% interest in the Pinson Mine Property, Humboldt County, Nevada, and provided notice of its earn-in to PMC in January 2006.

The Company’s earn-in triggered an election by PMC to back-in to the project by spending an additional US$30 million to advance exploration and development of the project over a 3-year period.  PMC notified the company that it would elect to earn back into the property on April 6, 2006.  Completion of qualifying expenditures by PMC, on or before April 5, 2009 would result in the formation of a 70:30 joint venture with PMC holding a 70% interest.  If PMC fails to make US$30 million of qualifying expenditures within 3 years the Company may retain a 70% interest in the project and again become operator.

The property is subject to net smelter return (“NSR”) royalties varying from 3.5% to 7.5% on various claim groups within the property.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007
(Unaudited)

6.           MINERAL PROPERTIES (Continued)

(a)	United States (Continued)

(ii)          Jarbidge Properties, Nevada

By an agreement dated December 5, 2003 the Company obtained an option to acquire a 100% interest in the 127 Jarbidge claims located in Elko County, Nevada by paying a total of US$600,000 (US$35,000 paid) to the optionor by December 5, 2009 and incurring aggregate exploration expenditures of US$300,000 in stages by December 5, 2006.  The property is subject to NSR royalties ranging from 1.5-2.5%.

On December 15, 2004, the Company signed a separate lease agreement and option to acquire 10 unpatented mining claims, subject to a 2.5% production royalty, adjacent to the Jarbidge claims.  The Company must make lease payments totalling US$19,800 in stages to December 14, 2007 (US $4,200 paid) and US$7,500 due by December 14, 2007 with annual payments of US$9,000 each year thereafter.  The Company may purchase the property and the production royalty at any time for US$375,000.

In an agreement dated February 4, 2005, the Company obtained a mining lease with an option for the partial purchase of a royalty on eight (8) patented mining claims adjacent to the main Jarbidge claim group, subject to a 5% production royalty.  Fifty percent (50%) of the production royalty may be purchased for US$2 million.  The lease requires annual payments to the lessor by the Company totalling US$117,500 over the first eight (8) years of the agreement (US$17,500 paid).  Thereafter, an annual minimum royalty of US$25,000 is payable on or before the anniversary date of the agreement.

In an agreement dated February 4, 2005, the Company obtained an option to acquire a 100% interest in six unpatented federal lode claims adjacent to the main Jarbidge claim group, subject to a 1.5% to 3.0% production royalty which varies with the price of gold sold.   To exercise the option, the Company will pay to the Optionor an aggregate of US$19,500 during the first four years of the agreement (US $5,500 paid).  Thereafter, an annual advance royalty payment of US$6,000 is due on or before the anniversary date of the agreement until a total of US$500,000 is received by the owner.

(iii)          Beowawe Properties, Nevada

The Company held an option to acquire a 100% interest in 95 lode claims located at the north end of the Carlin Gold District in Nevada plus an option to acquire a 100% interest in 40 acres of fee land and an exclusive lease and an option to acquire a 100% interest in an additional 40 acres of fee land adjacent to the main Beowawe claim group.

On May 30, 2007, the Company terminated its option and lease agreements, abandoned its interests and wrote-off $323,193 in acquisition and exploration costs.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007
 (Unaudited)

6.           MINERAL PROPERTIES (Continued)

(a)	United States (Continued)

(iv)          Clover Property, Nevada

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims known as the Clover property, subject to a 3% NSR royalty, which can be purchased for US$1,000,000 per percentage point.  Terms of the agreement include cumulative total payments to the vendor of US$305,000 (US$80,000 paid) prior to March 11, 2010. The Clover property is subject to a Finder’s Agreement dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay a finder’s fee of US$5,000 (paid) upon execution of the acquisition agreement, and US$10,000 (paid) and US$20,000, respectively, for the first two years after the agreement and US$30,000 on each subsequent anniversary until the commencement of commercial production (US$20,000 paid).  The Finder’s fee is capped at a maximum of US$500,000.

The Company granted certain options on the Clover property and received US$50,000 in option payments; these options have been terminated.

On November 28, 2006, the Company signed an Earn-in Agreement with Meridian Gold Incorporated (“Meridian”) whereby Meridian can earn a 51% working interest in the Clover property by making a cash payment of US$135,000 (US$60,000 paid) and exploration expenditures of US$300,000 in the first year; and paying an additional US$500,000 and incurring exploration expenditures of US$3,000,000 over a three year period.  Meridian can earn an additional 19% working interest by completing a prefeasibility study on the property.

(b)	United States - Other

(i)          Triple Junction and Dixie Fork Properties, Nevada

The Company acquired a 100% interest, subject to a 3% NSR royalty (uncapped), in the 36 Triple Junction lode claims and the 31 Dixie Fork lode claims located in Elko county, Nevada, by paying US$35,000 in cash and issuing 100,000 common shares.

In an agreement dated September 7, 2004, the Company granted an option to Sage Gold Inc. (“Sage”) to earn up to a 70% interest in the Company’s Triple Junction/Dixie Fork gold project.  Sage may earn a 55% interest in the properties by drilling 10,000 feet before November 2007, and may then elect to form a joint venture with the Company, or to increase its interest to 70% before forming a joint venture, by funding and completing a bankable feasibility study.

(ii)          Searchlight Property, Nevada

In an agreement dated January 17, 2004, the Company purchased a 100% interest on the Searchlight property by the issuance of 30,000 common shares.

(iii)          Lone Pine Property, Arizona

The Company purchased a 100% interest in the three patented claims, subject to a 2% NSR royalty granted as a finder’s fee (capped at US$2,000,000) by making a cash payment of US$100,000.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007
(Unaudited)

6.	MINERAL PROPERTIES (Continued)

On July 13, 2007, the Company completed the sale of its 100% interest in the Lone Pine Property to a real estate developer for net proceeds of US$352,544.

(c)	Chile

(i)          Celeste Property

The Company holds a 100% interest in the Celeste property, subject to a 2% NSR royalty.  A land-use fee of US$50 per hectare of surface, payable if the land is used for waste dump, fill leaching or ancillary mining facilities, also applies.

On April 11, 2006, the Company entered into a lease between the Company and Compania Cielo Azul Limitada (“CCAL”) whereby CCLA may lease the property for a period of twenty years by making the following lease payments to the Company: US$10,000 upon execution of an agreement (received); US$10,000 on the first anniversary of the agreement; US$25,000 on the second anniversary of the agreement; and US$50,000 on the third anniversary of the agreement and on all subsequent anniversary dates thereafter.  The property will be subject to a 2.5% NSR royalty.

(ii)          Cachinal Property

The Company entered into an option agreement with Valencia Ventures (“Valencia”) wherein Valencia may earn up to 70% interest in the Company’s Cachinal de la Sierra property in Chile by making cash payments totaling CDN$95,000 (CDN$45,000 received) and spending CDN$1,500,000 within three years.  During the year ended December 31, 2005, the property was written down to a nominal value.

(d)	Canada

 (i)          Ecstall Property, British Columbia

The Company has a 100% interest in 23 Crown Granted Mineral claims (21 claims with mining rights and two claims with surface rights), subject to a 3% (reducible to 2.5%) NSR royalty.  As at September 30, 2007, the carrying value of the property was $303,381.

(ii)          White Bull Property, British Columbia

The Company holds a 100% interest in 24 mineral claim units.  As at September 30, 2007, the carrying value of the property was $3,533.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007
(Unaudited)

7.           EQUIPMENT

	September 30, 2007				December 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Building	$790,771	$134,350	656,421	$790,771	$77,821	$712,950
Office furniture, equipment	31,973	26,958	5,015	31,973	26,095	5,878
Field equipment	32,588	28,706	3,882	32,588	27,370	5,218
Computer equipment.	136,601	76,455	60,146	136,228	61,336	74,892
Vehicles	91,614	53,727	37,887	46,256	42,029	4,227
	$1,083,547	$320,196	763,351	$1,037,816	$234,651	$803,165

8.           SHARE CAPITAL

(a)	Authorized:

Authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares.

(b)	Issued
	No. of Shares	Amount

Balance as at December 31, 2006	64,176,838	$60,839,308

Issued for cash
Exercise of options, for cash	500,000	221,375

Issued for other consideration
Exercise of options, for stock-based compensation	-	65,669
Balance as at September 30, 2007	64,676,838	$61,126,352

(c)	Stock Options

The Company has a stock option plan whereby the Company may grant options to directors, officers, employees and consultants to purchase common shares, provided that the number of shares subject to such options may not exceed 10% of the common shares outstanding at the time of the grant.  The exercise price of each option is equal to or higher than the market price of the Company’s common shares at the date of the grant.  The option term and vesting period is determined by the board of directors within regulatory guidelines.  All options are granted at fair value.  At September 30, 2007, the Company had stock options outstanding for the purchase of 2,558,050 common shares, with an average remaining contractual life of 1.61 years, of which 2,303,630 stock options were exercisable.

		Weighted Average
	Options	Exercise Price

Outstanding at December 31, 2006	2,140,000	$1.11

Exercised	(500,000)	0.44
Cancelled	(45,750)	1.36
Granted	963,600	1.36

Outstanding at September 30, 2007	2,558,050	$1.33

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007
(Unaudited)

8.           SHARE CAPITAL (Continued)

The following summarizes the stock options outstanding at September 30, 2007:

Number of Shares	Exercise Price	Expiry Date
150,000	$0.590	February 8, 2008
700,000	0.700	April 18, 2008
61,000	1.360	May 30, 2008
765,000	2.010	January 31, 2009
25,000	1.280	July 7, 2009
857,050	1.360	January 11, 2010

2,558,050

(d)	Stock-Based Compensation

During the period ended September 30, 2007, the Company granted stock options to acquire up to an aggregate of 963,800 common shares at an exercise price of $1.36 per share.

During the period ended September 30, 2007, the Company recorded a stock-based compensation expense of $523,840 based on the fair value of options vested during the period.  The stock-based compensation expense was calculated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at September 30, 2007:

	2007	2006

Risk-free interest rate	2.55%	2.28%
Expected dividend yield	-	-
Expected stock price volatility	50% to 66%	50% to 65%
Expected option life in years	1 to 3	1 to 3

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

(e)	Warrants

At September 30, 2007, the Company has no outstanding warrants to purchase common shares.

(f)	Contributed Surplus

Amounts
Balance as at December 31,2006	$1,802,449
Stock-based compensation expense	523,840
Exercise of stock options	(65,670)
Balance as at September 30, 2007	$2,260,619

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007
(Unaudited)

9.           SUPPLEMENTARY CASH FLOW DISCLOSURES

	2007	2006

Other cash flow information

Interest received	$324,937	$587,741

10.           RELATED PARTY TRANSACTIONS

There were no related party transactions in 2007 or 2006.

11.           COMMITMENT

The Company has a lease commitment for its office premises which expires June 30, 2010.  The cost of the entire premises is shared amongst several companies in proportion to the area occupied.  The Company’s proportionate share of annual rental payments under this arrangement is approximately $64,000.

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Resource Property Costs

Under Canadian GAAP, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production.  The following items (a) to (e) provide a summary of the impact on the Company’s balance sheets and statements of operations and deficit and cash flows that would result from the application of US accounting principles to resource property costs:

Nine Months Ended
September 30, 2007

(a) Assets
Resource Properties
Resource properties following Canadian GAAP	$19,189,378
Less deferred exploration costs	(19,069,273)

Resource properties following US GAAP	$120,105

(b) Operations
Net loss following Canadian GAAP	(2,002,458)
Property costs expensed under US GAAP – net	(1,240,146)
Deferred property costs written-off under Canadian GAAP
Canadian GAAP	323,193
Net proceeds received on sale of property	361,275
Gain on property sold under Canadian GAAP	(21,743)

Net income (loss) under US GAAP	$(2,579,879)

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2007
(Unaudited)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Resource Property Costs (Continued)

(e) (c) Statements of cash flows

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(1,525,715)
Adjustments to net loss involving use of cash
Write-off of expenditures on mineral interests, net	(1,240,146)

Net cash used in operating activities of continuing operations in accordance with US GAAP	(2,765,861)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(944,022)
Reclassification of expenditures on mineral property interests, net	1,240,146

Net cash from (used in) investing activities continuing operations in accordance with US GAAP	296,124

Net cash flows from financing activities continuing operations in accordance with Canadian and US GAAP	221,375

Net increase (decrease) in cash in accordance with Canadian and US GAAP	(2,248,362)
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	3,534,772

Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$1,286,410
(d) Deficit
Closing deficit under Canadian GAAP	$(29,591,123)
Adjustment to deficit for exploration expenditures	(19,069,273)
of prior years written-off under US GAAP

Closing deficit under US GAAP	(48,660,396)

(e) Earnings (loss) per share under US GAAP
Earnings (loss) per share	$(0.04)